SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-35464

ReWalk Robotics Ltd.

(Translation of registrant’s name into English)

Kochav Yokneam Building, Floor 6

P.O. Box 161

Yokneam Ilit, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

ReWalk Robotics Ltd. (the “Company”) hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 4:00 p.m. (Israel time) on Monday, December 15, 2014, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th floor, Tel Aviv, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and
(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2 hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReWalk Robotics Ltd.

Date: November 10, 2014	By:	/s/ Larry Jasinski
Name: Larry Jasinski Title: Chief Executive Officer

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EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Notice and Proxy statement for the Extraordinary General Meeting Shareholders of the Company to be held on December 15, 2014.

99.2	Proxy card for the Extraordinary General Meeting of Shareholders of the Company to be held on December 15, 2014.

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